SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                  (Amendment 4)*

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                  Biotime Inc.
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                                (Name of Issuer)

                           Common Shares, no par value
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                         (Title of Class of Securities)

                                    09066L105
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                                 (CUSIP Number)

                                Neal C. Bradsher
                           724 Fifth Avenue, 9th Floor
                            New York, New York 10019
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 29, 2005
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* This Amendment Number 4 to Schedule 13D is being filed to correct the number of Shares beneficially owned by the Reporting Persons as of December 29, 2005. The Amendment Number 3 Schedule 13D filed on January 10, 2005 did not reflect the warrants the Reporting Persons received as partial compensation for acting as guarantor (see Item 6 below).

CUSIP No.  09066L105
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Broadwood Partners, L.P.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

      3,278,896


9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,278,896

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,278,896

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.8%

14.  TYPE OF REPORTING PERSON*

     PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  09066L105
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Broadwood Capital, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,278,896

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,278,896

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,278,896

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.8%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No.  09066L105
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Neal C. Bradsher

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC, AF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     42,908

8.   SHARED VOTING POWER

     3,278,896

9.   SOLE DISPOSITIVE POWER

     42,908

10.  SHARED DISPOSITIVE POWER

     3,278,896

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,321,804

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.0%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.  09066L105
           ---------------------

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Item 1.  Security and Issuer.

     Biotime Inc., Common Shares, no par value (the "Shares")

     Biotime Inc.
     935 Pardee Street
     Berkeley, California 94710


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Item 2.  Identity and Background.

(a-c,f) This amendment to Schedule 13D is being filed by Broadwood Partners, L.P. ("Broadwood Partners"), Broadwood Capital, Inc. ("Broadwood Capital"), the general partner of Broadwood Partners and Neal C. Bradsher, the President of Broadwood Capital (each of Broadwood Partners, Broadwood Capital and Neal C. Bradsher may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

Broadwood Partners is a Delaware limited partnership with its principal business address at 724 Fifth Avenue, 9th Floor, New York, New York 10019. Broadwood Capital is a New York corporation with its principal business address at 724 Fifth Avenue, 9th Floor, New York, New York 10019. Neal C. Bradsher is a United States citizen whose principal business address is c/o Broadwood Capital, Inc., 724 Fifth Avenue, 9th Floor, New York, New York 10019.

The Shares reported herein are held in the name of the Broadwood Partners and Neal C. Bradsher.

     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof Broadwood Partners may be deemed to beneficially own 3,278,896 Shares.

As of the date hereof Broadwood Capital may be deemed to beneficially own 3,278,896 Shares.

As of the date hereof Neal C. Bradsher may be deemed to beneficially own 3,321,804 Shares.


No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4. Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer;
(d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of share they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

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Item 5. Interest in Securities of the Issuer.

(a, b) As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 3,278,896 Shares, constituting 13.8% of the Shares of the Issuer, based upon the 23,750,038* Shares deemed outstanding.

     Broadwood Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,278,896 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,278,896 Shares.

Broadwood Partners specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 3,278,896 Shares, constituting 13.8% of the Shares of the Issuer, based upon the 23,750,038* Shares deemed outstanding.

     Broadwood Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,278,896 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,278,896 Shares.

Broadwood Capital specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Neal C. Bradsher may be deemed to be the beneficial owner of 3,321,804 Shares, constituting 14.0% of the Shares of the Issuer, based upon the 23,750,038* Shares deemed outstanding.

     Neal C. Bradsher has the sole power to vote or direct the vote of 42,908 Shares; has the shared power to vote or direct the vote of 3,278,896 Shares; has sole power to dispose or direct the disposition of 42,908 Shares; and has shared power to dispose or direct the disposition of 3,278,896 Shares.

Neal C. Bradsher specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibits B and C.

* The number of outstanding shares is based on the 17,871,450 shares the Company reported outstanding as of October 27, 2005, adjusted for shares subsequently issued by the Company and warrants held by the Reporting Persons.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As was disclosed in the Schedule 13D, amendment 2, filed by the Reporting Persons, Broadwood Partners was a guarantor under the Standby Purchase Agreement with the Company. Broadwood Partners purchased 908,830 Units pursuant to the Standby Purchase Agreement and received 166,667 warrants as partial consideration for its agreement to purchase unsold Units in the Rights Offer. Broadwood Partners is no longer a guarantor pursuant to any agreement with the Company.

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Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Broadwood Partners, L.P.
By: Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher
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Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher
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/s/ Neal C. Bradsher
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Neal C. Bradsher



January 12, 2006



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                            Exhibit A


                                    AGREEMENT

The undersigned agree that this amendment to Schedule 13D dated January 12, 2006 relating to the Common Shares, no par value of Biotime Inc. shall be filed on behalf of the undersigned.


Broadwood Partners, L.P.
By: Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher
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Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher
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/s/ Neal C. Bradsher
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Neal C. Bradsher




January 12, 2006

                                                                Exhibit B


                           TRANSACTIONS IN THE SHARES
                           --------------------------

         Date of                 Number of Shares
       Transaction               Purchased/(Sold)          Price of Shares
       -----------               ----------------          ---------------

                                     None


       TRANSACTIONS IN THE WARRANTS WHICH ARE EXERCISABLE INTO THE SHARES
                       TRANSACTIONS BY BROADWOOD PARTNERS
                       ----------------------------------

         Date of                 Number of Warrants
       Transaction               Purchased/(Sold)          Price of Warrants
       -----------               ----------------          -----------------

         12/29/05                   166,667                      (1)



(1) The Reporting Persons received these warrants in partial consideration of the Reporting Persons' agreement to act as a guarantor of the Company's rights offering. The warrants will expire on October 31, 2010



22056.0001 #633600